Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under U.S. Securities Act and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

PRICING OF OFFERING OF APPROXIMATELY
US$3.2 BILLION ZERO COUPON CONVERTIBLE SENIOR NOTES

Active Bookrunners and Joint Global Coordinators
(in alphabetical order)

Barclays	Citigroup	HSBC	J.P. Morgan	Morgan Stanley	UBS

Passive Bookrunners
(in alphabetical order)

BNP PARIBAS	Deutsche Bank	Mizuho

The Board is pleased to announce the pricing of the offering of approximately US$3.2 billion aggregate principal amount of Zero Coupon Convertible Senior Notes due 2032 to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act. As part of the Notes Offering, the Company entered into the Capped Call Transactions to reduce the potential dilutive effect of the Notes and/or any cash required to be paid by the Company to settle converted Notes.

Alibaba Group will use the net proceeds from the Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. Specifically, the allocation will include approximately 80% directed towards enhancing its cloud infrastructure, which encompasses scaling up data centers, upgrading technology, and improving services to meet growing demand. The remaining 20% will be invested in expanding international commerce operations, focusing on operational investments that will enable the Company to enhance its market presence and efficiency. Alibaba Group estimates that the net proceeds from the Notes Offering will be approximately US$3.13 billion, after deducting the initial purchasers’ discounts and estimated offering expenses payable by the Company.

The Note Offering is part of Alibaba Group’s strategy to leverage favorable market conditions and funding costs to optimize its capital structure. Due to the Notes’ low all-in cost and zero coupon, the Notes Offering is expected to lower the Company’s overall cost of capital. The Capped Call Transactions are generally expected to reduce the potential dilution to the shareholders of the Company. By effectively increasing the conversion price of the Notes to US$235.46, the Company is steadfast in its business strategy and the long-term value of its shares. The Notes Offering will not impact the Company’s strong credit profile, which ensures continued flexibility to deliver long-term value to its shareholders.

The Notes Offering is expected to close on September 16, 2025, subject to customary closing conditions.

THE PURCHASE AGREEMENT

The principal terms of the Purchase Agreement are set out below:

Date:	September 11, 2025 (after Hong Kong trading hours)
Closing date:	Expected to be September 16, 2025, subject to the “Conditions”.
Parties:

The Company, as the issuer on the one hand, and the Representatives, as representatives of Initial Purchasers of the Notes on the other hand.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of the Initial Purchasers is a third party independent of the Company and its connected persons.

The purchase:

Subject to the “Conditions”, the Company agrees to sell to the Initial Purchasers, and each Initial Purchaser agrees, severally and not jointly, to purchase from the Company, the Notes with an aggregate principal amount of US$3.168 billion at a purchase price of 100% of the principal amount of the Notes.

The Representatives have informed the Company that the Notes would be offered and placed to not less than six independent placees.

Conditions:

The completion of the purchase of the Notes is subject to the customary conditions specified in the Purchase Agreement, among other things:

(i)      there has been no development or event having a material adverse effect that makes it impracticable to proceed with the Notes Offering;

(ii)     the representatives of the Initial Purchasers having received the relevant regulatory documents and filings, management’s certificates and legal opinions of relevant jurisdictions;

(iii)     execution and delivery of the transaction documents relating to the Notes and the Capped Call Transactions and such documents shall be in full force and effect on the closing date; and

(iv)     the Notes shall be eligible for clearance and settlement through the Depository Trust Company.

Lock-up:	The Company has agreed not to offer, sell or otherwise transfer or dispose of the Company’s ADSs or shares or any securities convertible into or exchangeable or exercisable for its ADSs or shares until 90 days after the date of the Purchase Agreement, or such earlier date that the Representatives (on behalf of the Initial Purchasers) consent to in writing.
Termination:

The Initial Purchasers may terminate the Purchase Agreement by notice given by the Representatives to the Company, if after the execution and delivery of the Purchase Agreement and prior to the closing date:

(i)      trading generally shall have been suspended or materially limited on any of the NYSE, the American Stock Exchange or the NASDAQ Global Market, the Hong Kong Stock Exchange or the Singapore Stock Exchange;

(ii)     trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market;

(iii)    a material disruption in securities settlement, payment or clearance services in the United States, the Cayman Islands, Hong Kong or the PRC shall have occurred;

(iv)    any moratorium on commercial banking activities shall have been declared by United States Federal, New York State, Cayman Islands, Hong Kong or the PRC authorities;

(v)     a material adverse change that makes it impracticable or inadvisable to proceed with the Notes Offering; and

(vi)    any securities of the Company shall have been downgraded by any nationally recognized statistical rating organization or any such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its ratings of any securities of the Company.

THE NOTES

The principal terms of the Notes are set out below:

Issuer:	The Company
Issue size:	US$3.168 billion aggregate principal amount of the Notes.
Form and denomination:	The Notes will be unlisted and in denominations of US$1,000 per Note and integral multiples of US$1,000 in excess thereof.
Rating:	“A+” by S&P
Issue price:	100% of the principal amount of the Notes
Interest and interest payment dates:	Zero coupon
Conversion rights:

Holders may not convert their Notes at any time on or prior to the 40th day following the last date of original issuance of the Notes.

After that and prior to the close of business on the business day immediately preceding March 15, 2032, holders will have the right to convert all or any portion of their Notes, in multiples of US$1,000 principal amount, only upon satisfaction of certain conditions. On or after March 15, 2032, until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Notes, in multiples of US$1,000 principal amount, at their option at any time irrespective of the foregoing conditions.

Settlement upon conversion:

Upon conversion, the Company retains flexibility to control any potential dilution with full discretion to settle the conversions in cash or ADSs, or a combination of both. Holders may also elect to receive ordinary shares in lieu of any ADSs upon conversion.

ADSs deliverable upon the conversion of the Notes and/or the ordinary shares deliverable in lieu of ADSs will be issued under the General Mandate.

Conversion price:

The initial conversion rate for the Notes will be 5.1773 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$193.15 per ADS (or HK$188.08 per ordinary share, as converted and divided by eight, the ordinary-share-to-ADS ratio).

The initial conversion price represents a premium of :-

(i)         31.25% to the Reference Share Price;

(ii)       approximately 34.90% to the average closing price of approximately HK$139.42 per ordinary share on the Hong Kong Stock Exchange for the last five (5) consecutive trading days up to the last trading day on the Hong Kong Stock Exchange; and

(iii)      approximately 39.48% to the average closing price of approximately HK$134.85 per ordinary share on the Hong Kong Stock Exchange for the last ten (10) consecutive trading days up to the last trading day on the Hong Kong Stock Exchange.

The conversion rate will be subject to adjustment in some events, including but not limited to a share split, a share combination, cash distributions, certain issuances of rights, options or warrants, distribution of capital stock, certain tender or exchange offers, and certain other dilutive events.

The initial conversion price for each Conversion Share is not less than the benchmark price set out in Rule 13.36(5) of the Hong Kong Listing Rules.

The initial conversion price was determined after arms’ length negotiations between the parties with reference to the Reference Share Price.

The net price of each Conversion Share to the Company, based on the estimated net proceeds of approximately US$3.13 billion and 16,401,686 Conversion Shares (in the form of ADSs) that are issuable under the Notes (excluding adjustment and make-whole adjustments), is expected to be approximately US$190.60.

The Conversion Shares have an aggregate nominal value of US$410.04 and a market value of approximately US$2.41 billion, based on the Reference Share Price.

Conversion Shares:	Upon exercise in full of the conversion rights attached to the Notes at the initial conversion price of US$193.15 per ADS (equivalent to HK$188.08 per ordinary share, as converted and divided by eight, the ordinary-share-to-ADS ratio), a total of approximately 16,401,686 ADSs (or 131,213,488 ordinary shares), representing 0.69% of the number of ordinary shares issued as at the Latest Practicable Date will be issued.

Maturity:	The Notes will mature on September 15, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Redemption:

The Company may redeem all Notes for cash if certain tax law changes (the “Tax Redemption”). The Company may also redeem all Notes for cash at any time if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding (the “Cleanup Redemption”). The Company may not redeem the Notes prior to September 20, 2030, except in connection with a Tax Redemption or a Cleanup Redemption.

On or after September 20, 2030 , the Company may also redeem for cash all or part of the Notes if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption and (ii) the trading day immediately preceding the date the Company send such notice (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, a Cleanup Redemption or an Optional Redemption will equal 100% of the principal amount of the Notes to be redeemed.

Holders have the right to require the Company to repurchase for cash all or part of their Notes on September 15, 2030. In addition, Holders have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a “fundamental change” (as will be defined in the indenture for the Notes). The repurchase price, in each case, will be equal to 100% of the principal amount of the Notes to be repurchased.

Transfer restrictions:	Prior to the date that is the later of (i) the date that is one year after the last date of original issuance of the Notes or such shorter period of time as permitted by Rule 144 under the U.S. Securities Act or any successor provision thereto and (ii) such later date, if any, as may be required by applicable law, at the time of conversion, the ADSs (and ordinary shares) deliverable under the Notes are subject to restrictions on transferability and resale in accordance with the terms of the Notes.

Ranking:	When issued, the Notes will be general senior unsecured obligations of Alibaba Group.

CAPPED CALL TRANSACTIONS

To reduce the potential dilutive effect of the Notes and/or any cash required to be paid by the Company to settle any converted Notes, the Company entered into derivatives transaction under which the Company purchased from the Option Counterparties the Capped Call Options that effectively increase the conversion price of the Notes to the Cap Price, initially at US$235.46 per ADS and representing a 60% premium to the Reference Share Price.

When the Company exercises the Capped Call Options, the Option Counterparties will be required to deliver shares, cash, or a combination of both, to the Company at a value corresponding to the amount by which the market price of the ADSs exceeds the Strike Price of the Capped Call Options (equivalent to the initial conversion price for the Notes as of the date of the announcement), but subject to the Cap Price. With these Capped Call Options, the Company expects to reduce the dilutive effect of any issuance of new shares (or payments of cash) to settle conversions of the Notes by receiving corresponding amounts of shares and/or cash (up to the Cap Price) from the Option Counterparties. The Cap Price was determined based on arm’s length negotiations between the Company and the Option Counterparties and is subject to certain customary adjustments. The Capped Call Transactions are separate from, but remain part and parcel of, the Notes Offering.

The expiry and exercise periods for the Capped Call Option are consistent with the maturity and the conversion period of the Notes (i.e. seven years). The Capped Call Transactions are structured such that the timing, size and economics of the exercises under the Capped Call Option could match the conversion exercises of the Notes by the Noteholders, where the Company could exercise the Capped Call Option after the Notes are converted by the Noteholders and if the Strike Price is met. At the time of exercise of the Capped Call Options, the Option Counterparties will purchase ADSs or ordinary shares on-market and deliver them to the Company. The terms of the Capped Call Transactions, including the number of shares or the amount of cash deliverable by the Option Counterparties, the exercise price and tenor, are designed to be tied in with the terms of the Notes.

The Capped Call Transactions are generally expected to reduce the potential dilution to the ADSs and the ordinary shares of the Company represented thereby upon any conversion of the Notes and/or any cash payments that the Company will be then required to make in excess of the principal amount of the converted Notes. Such reduction is subject to the Cap Price, and subject to the Company’s discretion to require the Option Counterparties, subject to certain conditions, to settle the Capped Call Transactions in cash, in whole or in part (in which case the Company would not receive any ADSs from the Option Counterparties to the extent of the cash settlement of the Capped Call Transactions).

The capped call premium of entering into the Capped Call Transactions was approximately US$183.74 million, representing approximately 5.8% of the aggregated principal amount of the Notes.

In connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or ordinary shares and/or enter into various derivative transactions with respect to the ADSs and/or ordinary shares concurrently with or shortly after the pricing of the Notes. This activity could affect the market price of the ADSs and/or ordinary shares, other securities of the Company or the price of the Notes at that time. The effect, if any, of this activity, including the direction or magnitude, on the market price of the ADSs and/or ordinary shares or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions from time to time by entering into or unwinding various derivative transactions with respect to the ADSs, the ordinary shares, the Notes or other securities of the Company and/or purchasing or selling the ADSs, the ordinary shares, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, repurchase of the Notes by the Company on any fundamental change repurchase date or otherwise, in each case, if the Company opts to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity on the market price of the ADSs and/or the ordinary shares, or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could, however, cause or avoid an increase or a decrease in the market price of the ADSs and/or the ordinary shares, other securities of the Company or the price of the Notes, which could affect whether the holders convert the Notes and value of the consideration that the holders will receive upon conversion of the Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

WAIVERS IN RESPECT OF THE TRANSACTIONS

Rule 10b5-1 Share Repurchase Plan

As part of the Company’s long term share repurchase strategy, the Company currently maintains a trading plan in the U.S. (“Rule 10b5-1 Plan”) that meet the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 (“Rule 10b5-1”) to purchase the Company’s securities.

A Rule 10b5-1 Plan is a written plan, set up with a broker, to trade securities that: (i) is entered into at a time when the person trading the securities is not aware of any material non-public information (“MNPI”); (ii) specifies the transaction parameters of the purchases; and (iii) does not allow the person setting up the plan to exercise any subsequent influence over the details of the purchases or sales.

The Rule 10b5-1 Plan allows the broker to continue repurchasing the Company’s shares pursuant to its terms, even when the Company may be in possession of MNPI and during any restrictive period. The Company would only enter into, or amend, a Rule 10b5-1 Plan at a time when it does not possess MNPI.

As Rule 10.06(3)(a) of the Hong Kong Listing Rules provides that an issuer whose primary listing is on the Exchange may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Hong Kong Stock Exchange or otherwise, without the prior approval of the Hong Kong Stock Exchange (the “Moratorium Period”). The Company’s last share repurchase under the Rule 10b5-1 Plan was conducted on August 28, 2025. While the Company subsequently suspended the Rule 10b5-1 Plan, the last share repurchase still took place within the Moratorium Period. The Company has applied for, and the Hong Kong Stock Exchange has granted a waiver from strict compliance with the requirements under Rule 10.06(3)(a) of the Hong Kong Listing Rules, such that the Company could conduct and announce the Notes Offering, subject to a shorter moratorium period of that had commenced from five trading days prior to the pricing of the Notes Offering and will continue not to conduct any share repurchase until the completion of the Notes Offering , on the basis that:

(i)

the Company has a long history of conducting share repurchases thorough Rule 10b5-1 Plans and such plans were entered into when there was no MNPI. The Rule 10b5-1 Plan is governed by safeguards against insider dealing and price manipulation under the requirements in the U.S. (which are similar to the requirements set out in the guidance letter HKEX-GL-117-23 as published by the Hong Kong Stock Exchange on issuers’ automatic share buyback programs). Under the Rule 10b5-1 Plan, the broker had its sole discretion to execute the share buy-backs in accordance with the parameters that were pre-determined by the Company when there was no MNPI . The Company’s share buy-backs before the Notes Offering had been conducted in accordance with such parameters determined well in advance and only represented a small percentage of the Company’s average daily trading volume (“ADTV”) on the NYSE. Therefore, the share buy-backs conducted under the Rule 10b5-1 Plan would not manipulate the share price or circumvent dealing restrictions under the Hong Kong Listing Rules;

(ii)	Considering the frequent share buybacks conducted under the Rule 10b5-1 Plan, the Company has very limited trading window to conduct the Notes Offering if it were to comply with the full Moratorium Period. It would also be unduly burdensome and impractical for the Company to suspend the Rule 10b5-1 Plan for 30 days before conducting the Notes Offering as such transactions are highly market-driven and the transactions may no longer be viable;

(iii)

Unless otherwise provided under Rule 10.06(3)(a) of the Hong Kong Listing Rules and save for the share buybacks under the Rule 10b5-1 Plan (which would be subject to the shorter moratorium period as set out above), no other share buy-backs was conducted within 30 days before the announcement of the Proposed Notes Offering and would be conducted until the completion of the Notes Offering; and

(iv)	It is expected that the market prices of the Company’s listed securities are less susceptible to price manipulation given the Company’s large market capitalization and high ADTV.

Capped Call Transactions

In respect of the Capped Call Transactions where the Option Counterparties’ delivery of shares would constitute a share buy-back of the Company, the Company has applied for, and the Hong Kong Stock Exchange has granted a waiver from strict compliance with the requirements under Rule 10.06(3)(a) of the Hong Kong Listing Rules, such that the Company may, from time to time, announce proposed new issue of shares, or a sale or transfer of any treasury shares within 30 days after any share repurchase conducted under the Capped Call Option, on the basis that:

(i)	the Capped Call Transactions are structured such that the timing, size and economics of the exercise under the Capped Call Option match the conversion exercises of the Notes by the noteholders, and the Company could exercise the Capped Call Option after the Notes are converted by the noteholders and if the Strike Price is met. The Capped Call Transactions are not intended to provide selected shareholders with an exit opportunity. The total number of ADSs or ordinary shares deliverable under the Capped Call Transactions will not exceed the number of ADSs or ordinary shares that the Company is obliged to issue under the Notes. The Company’s exercise of the Capped Call Options shall correspond with the Noteholders’ conversion of the Notes. The future share buy-backs arising from the delivery of shares under the Capped Call Option are based on pre-determined terms entered into and announced at the time of the pricing of the Notes Offering;

(ii)	the Capped Call Transactions (and the share repurchases thereunder) are part and parcel to the Notes Offering. During the exercise period of the Capped Call Option, the share repurchase thereunder would be an existing obligation of the Company and it would not affect or influence the Company’s share price in any subsequent issue of new shares or transfer of treasury shares by the Company;

(iii)	there is no pre-arrangement between the Company and its connected persons with the Option Counterparties as to the source of the ADSs or ordinary shares to be delivered under the Capped Call Transactions. The Company and its connected persons will have no involvement, whether directly or indirectly, in the Option Counterparties’ solicitation, selection or identification of the seller of the shares or ADSs to be delivered to the Company under the Capped Call Transactions; and

(iv)	it is expected that the market prices of the Company’s listed securities are less susceptible to price manipulation given its large market capitalisation and high liquidity.

In addition, in respect of the share repurchase conducted under the Capped Call Option, the Company has applied for, and has been granted, from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission a waiver from compliance with the Code on Share Buy-backs (other than Rule 6) having considered all the relevant circumstances.

EFFECT ON SHAREHOLDING OF THE COMPANY

Assuming there being no other change in the shareholding structure of the Company and based on information available to the Company under disclosure of interests filings, the following table sets out the shareholding structure of the Company (i) as at the Latest Practicable Date; and (ii) immediately after the completion of the Notes Offering (i.e. issue of the Notes under the terms and conditions of the Purchase Agreement), assuming full conversion of the Notes:

	As at the Latest Practicable Date			Immediately after the completion of the Notes Offering, assuming full conversion of the Notes(3)(4)
	Number of ordinary shares(1)		Approx. % of issued voting shares(2)	Number of ordinary shares(1)		Approx. % of issued voting shares
Shareholders
JPMorgan Chase & Co.(5)	1,218,014,083	(L)	6.39%	1,218,014,083	(L)	6.34%
	382,282,808	(S)	2.00%	382,282,808	(S)	1.99%
	534,874,501	(P)	2.80%	534,874,501	(P)	2.79%
Citigroup Inc.(6)	1,012,016,266	(L)	5.31%	1,012,016,266	(L)	5.27%
	185,080,735	(S)	0.97%	185,080,735	(S)	0.96%
	836,761,313	(P)	4.39%	836,761,313	(P)	4.36%
BlackRock, Inc.(7)	983,512,344	(L)	5.16%	983,512,344	(L)	5.12%
	3,297,800	(S)	0.02%	3,297,800	(S)	0.02%
Holder(s) of the Conversion Shares	-		-	131,213,488	(L)	0.68%
Other shareholders	15,854,105,317	(L)	83.12%	15,854,105,317	(L)	82.56%
Total	19,072,731,484		100%	19,203,944,972		100%

Notes:

(1)	The letter “L” stands for long position, the letter “S” stands for short position and the letter “P” stands for lending pool.

(2)	The calculation is based on a total of 19,072,731,484 ordinary shares in issue as of the Latest Practicable Date (including ordinary shares repurchased but not yet cancelled as of the Latest Practicable Date).

(3)	Assuming there is no change in the total number of Shares issued from the Latest Practicable Date to the date immediately after the completion of the Notes Offering.

(4)	Based on the initial conversion rate of 5.1773 ADSs per US$1,000 principal amount of Notes (equivalent to 41.4184 ordinary shares per US$1,000 principal amount of Notes), 16,401,686 ADSs (equivalent to 131,213,488 ordinary shares) are deliverable upon full conversion of the Notes, i.e. the Conversion Shares.

(5)	According to the disclosure of interests notice filed by JPMorgan Chase & Co. regarding the relevant event dated August 26, 2025, (a) 373,126,461 shares (long position) and 376,765,607 shares (short position) were held by JPMorgan Chase & Co. directly; (b) 1,587,024 shares (long position) were held by a trust of which JPMorgan Chase & Co. is a trustee; and (c) the remaining interests were held by JPMorgan Chase & Co. indirectly through certain of its controlled corporations. Among them, (i) 97,809,516 shares (long position) and 98,369,300 shares (short position) were held through physically settled listed derivatives; (ii) 1,043,691 shares (long position) and 25,775,660 shares (short position) were held through cash settled listed derivatives; (iii) 36,204,035 shares (long position) and 55,049,846 shares (short position) were held through physically settled unlisted derivatives; (iv) 79,712,351 shares (long position) and 99,927,975 shares (short position) were held through cash settled unlisted derivatives; and (v) 46,268,929 shares (long position) and 110,648 shares (short position) were held through listed derivatives which are convertible instruments.

(6)	According to the disclosure of interests notice filed by Citigroup Inc. regarding the relevant event dated September 3, 2025, 175,254,953 shares (long position) and 185,080,735 shares (short position) interests were held by Citigroup Inc. indirectly through certain of its controlled corporations. Among them, (i) 55,848,600 shares (long position) and 35,713,400 shares (short position) were held through physically settled listed derivatives; (ii) 76,768,114 shares (long position) and 119,651,407 shares (short position) were held through physically settled unlisted derivatives; (iii) 4,501,973 shares (long position) and 24,050,854 shares (short position) were held through cash settled unlisted derivatives; and (iv) 17,280 shares (long position) were held through listed derivatives which are convertible instruments.

(7)	According to the disclosure of interests notice filed by Blackrock, Inc. regarding the relevant event dated June 13, 2025, 983,512,344 shares (long position) and 3,297,800 shares (short position) were held by Blackrock, Inc. indirectly through certain of its controlled corporations. Among them, (i) 6,137,756 shares (long position) and 3,297,800 shares (short position) were held through cash settled unlisted derivatives; and (ii) 6,572,498 shares (long position) were held through listed derivatives which are convertible instruments.

USE OF PROCEEDS

Alibaba Group will use the net proceeds from the Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. Specifically, the allocation will include approximately 80% directed towards enhancing its cloud infrastructure, which encompasses scaling up data centers, upgrading technology, and improving services to meet growing demand. The remaining 20% will be invested in expanding international commerce operations, focusing on operational investments that will enable the Company to enhance its market presence and efficiency.

REASONS FOR THE TRANSACTIONS

The Notes Offering is part of Alibaba Group’s strategy to leverage favorable market conditions and funding costs to support the Company’s investment in cloud infrastructure and international commerce business.

Alibaba adopts a disciplined approach to capital structure optimization. Due to the Notes’ low all-in cost and zero coupon, the Notes Offering is expected to lower the Company’s overall cost of capital.

The Capped Call Transactions are generally expected to reduce the potential dilution to the shareholders of the Company. By effectively increasing the conversion price of the Notes to US$235.46, the Company is steadfast in its business strategy and the long-term value of its shares.

The Notes Offering will not impact the Company’s strong credit profile, which ensures continued flexibility to deliver long-term value to its shareholders.

FUNDRAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company has not conducted any other equity fundraising activity in the past twelve-month period immediately preceding this announcement.

GENERAL MANDATE

The Conversion Shares (including in the form of ADSs) will be issued under the General Mandate. As at the date of this announcement, the General Mandate has not been utilized and the maximum number of ordinary shares allowed to be allotted and issued under the General Mandate was 1,874,327,393 shares.

Upon exercise in full of the conversion rights attached to the Notes at the initial conversion price of US$193.15 per ADS, a total of 131,213,488 Conversion Shares (or 16,401,686 ADSs), representing 0.69% of the number of ordinary shares issued as at the Latest Practicable Date will be issued. The General Mandate is therefore sufficient for the allotment and issue of the Conversion Shares and the issue of the Notes and the Conversion Shares thereunder are not subject to shareholders’ approval at a general meeting.

APPLICATION FOR LISTING

The Company will also make an application to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Conversion Shares to be issued upon the conversion of the Notes on the Hong Kong Stock Exchange.

OTHER INFORMATION

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof (collectively, the “Securities”), have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the U.S. Securities Act. The Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

The Notes will not be offered or sold in Hong Kong to the “public” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong).

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This announcement contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

For the purposes of this announcement, the exchange rate of US$1.00 = HK$7.7901 has been used for currency translation, where applicable. Such an exchange rate is for illustrative purposes and does not constitute representations that any amount in US$ or HK$ has been, could have been or may be converted at such a rate.

INFORMATION ABOUT THE COMPANY

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Notes, the terms of, and the anticipated effects of entering into, the capped call transactions, the actions of the Option Counterparties and their respective affiliates and the anticipated effects of such actions, and whether the Company will complete the Notes Offering, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Shares (each representing eight ordinary shares)
“Board”	the board of directors of the Company
“Cap Price”	the cap price for the exercise of the Capped Call Option, which is initially at US$235.46 per ADSs (subject to certain customary adjustments)
“Capped Call Option(s)”	a capped call option struck at the Strike Price, subject to the Cap Price
“Capped Call Transactions”	the capped call transactions entered into between the Company and the Option Counterparties in relation to the Capped Call Options, details of which are disclosed under the paragraph headed “Capped Call Transactions” in this announcement
“Company”, “Alibaba” or “Alibaba Group”	Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 28, 1999, the American depositary shares (each representing eight (8) ordinary shares) of which are listed on the NYSE under the symbol “BABA”, and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 9988 (HKD counter) and 89988 (RMB counter))
“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules
“Conversion Shares”	the new shares which may fall to be allotted and issued by the Company on conversion of the Notes
“Directors”	directors of the Company
“General Mandate”	the general mandate granted by the shareholders of the Company to the Directors on August 22, 2024 to allot and issue up to 1,874,327,393 shares (including in the form of ADSs), further details are set out in the Company’s proxy statement dated July 5, 2024 and the poll results announcement dated August 23, 2024
“Group”	the Company, its consolidated subsidiaries and its consolidated affiliated entities, from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time
“Hong Kong Stock Exchange” or the “Exchange”	The Stock Exchange of Hong Kong Limited
“Initial Purchasers”	the purchasers under the Purchase Agreement, including the Representatives, together with BNP Paribas Securities (Asia) Limited , Deutsche Bank AG, Hong Kong Branch and Mizuho Securities Asia Limited (in alphabetical order)

“Latest Practicable Date”	September 8, 2025 (being the latest practicable date for ascertaining information in this announcement)
“Notes”	approximately US$3.2 billion in aggregate principal amount of zero coupon convertible senior notes due 2032
“Notes Offering”	the offering of the Notes
“NYSE”	the New York Stock Exchange
“Option Counterparties”

the Representatives, together with BNP Paribas Securities (Asia) Limited and Mizuho Securities Asia Limited (in alphabetical order)

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of the Option Counterparties is a third party independent of the Company and its connected persons

“PRC”	the People’s Republic of China
“Purchase Agreement”	the purchase agreement entered into on September 11, 2025 between the Company and the Representatives, as the representatives of the Initial Purchasers, in relation to the Notes Offering
“Reference Share Price”	the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date of pricing of the Notes Offering of HK$143.30, which is converted and multiplied by eight, the ordinary-share-to-ADS ratio to, US$147.16
“Representatives”	the Active Bookrunners and Joint Global Coordinators of the Notes Offering, including Barclays Bank PLC, Citigroup Global Markets Limited, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc, Morgan Stanley Asia Limited and UBS AG Hong Kong Branch (in alphabetical order)
“RMB”	Renminbi, the lawful currency of the PRC
“shares” or “ordinary shares”	the ordinary shares of our Company
“shareholders”	the holder(s) of the ordinary shares, and where the context requires, the ADS(s) of the Company
“Strike Price”

the price for the exercise of the Capped Call Option, which shall be a price equal to the applicable conversion price at the time of exercise of the Capped Call Option (subject to certain customary adjustments)

“US$”	the lawful currency of the U.S.
“U.S.” or “United States”	the United States of America
“%”	per cent.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, September 11, 2025

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman,
Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and
Mr. Kabir MISRA as independent directors.